Exhibit (e)

English Summary of Credit Lines Agreement

     On May 15, 2008, Elron Electronic Industries Ltd. (“Elron”) entered into an agreement with Israel Discount Bank Ltd. (the “Bank”) to provide Elron with a $30 million credit line. The credit line is to be utilized within a period of 364 days from the date of the agreement. During this period, Elron may draw down loans on the credit line for a three-year period bearing interest at a rate of three-months LIBOR +1.3% . Elron agreed to pay the Bank, during the term of the agreement, a fee equal to 0.24% per annum on all amounts not utilized under the credit line. Loans drawn down on the credit line may be repaid early without penalty on any interest payment date.

As part of the agreement, Elron committed to certain covenants including:

(i)	maintaining a ratio equal to the sum of (1) Elron’s cash and cash equivalents, (2) the market value of Elron’s holdings in public companies and (3) short term investments, to the finance debt, as defined in the agreement, which shall be not less than three;

(ii)	obligating to provide the Bank with any covenant, undertaking and/or lien of any kind, that may be provided to any other financial institution, all in equal parts, pari passu with such financial institution so that the Bank’s rights will not be harmed;

(iii)	obligating not to make, or agree to make, loans available to Elron’s shareholders and not to repay future loans to shareholders without the prior consent of the Bank, and moreover, any funds or loans granted or which may be granted to Elron’s shareholders shall be subordinated to any debt to or credit from the Bank; and

(iv)	obligating not to issue dividends to Elron’s shareholders without the prior written consent of the Bank.

The agreement also includes other customary default terms for credit line arrangements.